Exhibit 1

FOR IMMEDIATE RELEASE	2 January 2018

WPP PLC (“WPP”)

Voting rights and Capital 29 December 2017

WPP confirms that its capital consists of 1,332,511,552 ordinary shares with voting rights.

WPP holds 62,578,938 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,269,932,614 shares.

The figure 1,269,932,614 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FCA’s Disclosure and Transparency Rules.

END

Contact:

Chris Wade, WPP	+44(0) 20 7408 2204